Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 28 DECEMBER 2020

1.            Date, Time and Place: 28 December 2020, at 9:00 a.m., exclusively in electronic form by means of the remote attendance electronic system made available by Suzano S.A. (“Company”) pursuant to article 21-C, paragraph 2, item II of CVM Instruction No. 481/09, of 17 December 2009, as amended (“ICVM No. 481/09”) and in accordance with the provisions set forth in the Shareholders’ Manual disclosed by the Company.

2.            Call Notice: Convened in accordance with the call notice published on November 27 and 28 and December 1st, 2020, in the newspapers Diário Oficial da Bahia (Diverse Section), Correio da Bahia (pages 14, 12 and 30, respectively) and O Estado de S. Paulo (Estadão) (pages B9, B6 and B9, respectively), pursuant to article 124 of Law No. 6,404/1976 (“Brazilian Corporations Law”), as amended.

3.            Attendance: Shareholders representing more than 72,29% of the common shares issued by the Company attended the meeting, in accordance with the manifested votes via Distance Voting Ballots and attendance registration in the remote attendance electronic system made available by the Company pursuant to article 21-C, paragraph 2, item II of ICVM No. 481/09. Also in attendance was Mr. Luiz Paes, member of the Company’s Audit Board.

4.            Opening and board: The works were initiated by Mr. Pablo Francisco Gimenez Machado, pursuant to article 8 of the Company’s Bylaws. Chairman: Pablo Francisco Gimenez Machado; Secretary: Iva Maria Souza Bueno.

5.            Agenda: The Chairman reported as follows.

5.1          The purpose of this Extraordinary General Meeting is:

5.1.1       To approve the Protocol and Justification entered into on 26 November 2020 by the management of the Company and of the wholly owned subsidiaries: (i) AGFA – Comércio, Administração e Participações Ltda., a limited liability company with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No 536, Suite 10, Sacramenta, CEP 66123-640, enrolled with the CNPJ/ME under No. 07.934.961/0001-12, Board of Trade of Pará (“JUCEPA”) under NIRE 15.200.249.439 (“AGFA”); (ii) ASAPIR Produção Florestal e Comércio Ltda., a limited liability company with head offices in the City of Limeira, State of São Paulo, at S/N, Building B, CEP 13480-021, enrolled with the CNPJ/ME under No 08.721.410/0001-33, registered with the Board of Trade of São Paulo (“JUCESP”) under NIRE 35.221.300.260 (“Asapir”); (iii) Comercial e Agrícola Paineiras Ltda., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4,006, Sector B, Vila Santana, CEP 08613-900, enrolled with the CNPJ/ME under Noº 50.692.219/0001-77, registered with JUCESP under NIRE 35.200.185.143 (“Paineiras”); (iv) Ondurman Empreendimentos Imobiliários Ltda., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4,006, Suite 29-A, Gecontrol, Vila Santana, CEP 08613-900, enrolled with the CNPJ/ME under No. 09.332.082/0001-46, registrered with JUCESP under NIRE 35.222.026.226 (“Ondurman”); (v) Facepa Fábrica de Papel da Amazônia S.A., a corporation with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Sacramenta, CEP 66123-640, enrolled with the CNPJ/ME under No.  04.909.479/0001-34, registered with JUCEPA under NIRE 15.300.010.501 (“Facepa”); (vi) Fibria Terminais Portuários S.A., a corporation with head offices in the City of Santos, State of São Paulo, at Av. Cândido Gafrée, S/N, warehouses 13, 14 and 15, CEP 11013-240, enrolled with the CNPJ/ME under No. 02.403.565/0001-45, registered with JUCESP under NIRE 35.300.153.928 (“Fibria”); and (vii) Futuragene Brasil Tecnologia Ltda., a limited liability company with head offices in the City of Itapetininga, State of São Paulo, at Av. Dr. José Lembo, No. 1,010, Suite A, Jardim Bela Vista, CEP 8207-780, enrolled with the CNPJ/ME under No. 12.777.984/0001-09, registered with JUCESP under NIRE 35.224.817.727 (“Futuragene” and, jointly with AGFA, Asapir, Paineiras, Ondurman, Facepa and Fibria, the “Wholly Owned Subsidiaries”), containing the terms and conditions for the merger of the Wholly Owned Subsidiaries by Suzano (“Merger”) (“Merger Agreement”);

5.1.2       To ratify the appointment and engagement of the specialized company PricewaterhouseCoopers Auditores Independentes, a company with head offices in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, No. 1,400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“Appraiser”), engaged to determine the net equity of the Wholly Owned Subsidiaries, pursuant to applicable Law;

5.1.3       To approve the appraisal reports of the net equity of the Wholly Owned Subsidiaries, at book value, prepared by the Appraiser in compliance with accounting and legal standards, criteria and requirements (“Appraisal Reports”);

5.1.4       To approve the Merger of the Wholly Owned Subsidiaries by the Company, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of S the Wholly Owned Subsidiaries; and

5.1.5       To authorize the Company’s management to take all measures that are necessary to the completion of the Merger, in accordance with the applicable law.

6.            Documents: The Call Notice releases mentioned in item 2 above are available to shareholders. Further, the following documents are available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Proposal, contemplating: (i) the Merger Agreement and its exhibits, including the Appraisal Reports; (ii) the main conditions of the Merger, pursuant to article 20-A of ICVM ; and (iii) the information of exhibit 21 of ICVM No. 481/09 (“Management Proposal”).

7.            Resolutions: The reading of the documents mentioned in item 6 above was dismissed, provided they are known by the shareholders of the Company, as well as of the consolidated voting map of manifested votes by means of distance voting ballots, which was available for examination by the shareholders in attendance, pursuant to paragraph 4 of article 21-W of ICVM No. 481/09. The shareholders of the Company in attendance of this general meeting resolved as follows, with abstentions being recorded in each case and having authorized the transcription of these minutes in summary form and their publication with omission of the signatures of the shareholders, pursuant to article 130, paragraphs 1 and 2, of the Brazilian Corporations Law:

7.1         Extraordinary General Meeting:

7.1.1       To approve, by majority of the votes, with 983.864.026 favorable votes, 151.221 opposing votes, and 1.173 abstentions, the Merger Agreement containing the terms and conditions of the Merger. After being authenticated by the board, the Merger Agreement hereby becomes a part of these minutes in the form of Exhibit A.

7.1.2       To approve, by majority of the votes, with 983.864.239 favorable votes, 151.252 opposing votes, and 929 abstentions, the ratification of the appointment and engagement of PriceWaterhouseCoopers Auditores Independentes, engaged to prepare the Appraisal Reports, on the date base of 31 August 2020, except for Futuragene, whose base date is 31 October 2020, pursuant to Article 227 of the Brazilian Corporations Law. The Appraisal Reports are part of Exhibit I to the Merger Agreement, which comprises Exhibit A of these minutes;

7.1.3       To approve, by majority of the votes, with 983.864.293 favorable votes, 151.049 opposing votes, and 1.078 abstentions, the Appraisal Report that determine the book value of the net equity of the Wholly Owned Subsidiaries, at four-hundred and thirty-three million, two-hundred and sixty-three thousand, ninety-three Brazilian reais and ninety-five cents (BRL 433.263.093,95), constituting the amount of the net assets to be transferred to the Company.

7.1.4       To approve, by majority of the votes, with 983.857.508 favorable votes, 157.421 opposing votes, and 1.491 abstentions, the Merger of the Wholly Owned Subsidiaries by the Company, with effects from May 31, 2020, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of the Wholly Owned Subsidiaries as of such date.

7.1.4.1 The Merger shall not result in any capital increase of Company and, consequently, there will be no exchange ratio of shares, provided the Company directly holds the entirety of the capital stock of the Wholly Owned Subsidiaries.

7.1.4.2 Upon completion of the Merger’s legal provisions, the Wholly Owned Subsidiaries shall be lawfully dissolved for all purposes, with no need to adopt a liquidation or dissolution procedure and the entirety of the equity of the Wholly Owned Subsidiaries shall be fully transferred to the Company, pursuant to article 1,117 of the Brazilian Civil Code and article 227 of the Brazilian Corporations Law and to the Merger Agreement.

7.1.4.3 The Company shall succeed the Wholly Owned Subsidiaries on a universal basis and without any discontinuity, in relation to all assets, rights, claims, powers, immunities, shares, exceptions, duties, obligations, liabilities, encumbrances and responsibilities held by the Wholly Owned Subsidiaries, which are merged by the Company.

7.1.4.4 Among the assets of the Wholly Owned Subsidiaries which are the object of succession by the Company, are the real estate properties described in Exhibit III of the Merger Agreement (which constitutes Exhibit A of these minutes). The book value of each real estate property and copies of the registration certificates of the real estate properties are also found in the exhibits to Section 2.6.1 of the Merger Agreement.

7.1.4.5 The equity variations determined between the base date of the Merger (i.e. 31 August 2020, except for Futuragene, whose base date is 31 October 2020) and the base date of the effective Merger shall be borne by the Company.

7.1.4.6 Pursuant to article 234 of the Brazilian Corporation Law, the Merger’s certificate issued by the Board of Trade shall be a suitable document for the registration and annotation, in the competent public and private registries, of the universal succession by the Company of the assets, rights, claims, powers, immunities, shares, exceptions, duties, obligations, liabilities, encumbrances and responsibilities that are part of or related to the Wholly Owned Subsidiaries.

7.1.5       To authorize, by majority of the votes, with 984.014.472 favorable votes, 879 opposing votes, and 1.069 abstentions, the Company’s management to take all measures that are necessary to completion of the Merger, in accordance with the applicable law.

8.            Closure and Approval of the Minutes: Once the resolutions were closed, the Extraordinary General Meeting was suspended for the time necessary to transcribe these minutes. The meeting was reopened, these minutes were read, found to be in compliance, approved and signed by those in attendance, having been considered signatories to the minutes, pursuant to article 21-V, paragraph 1, of ICVM No. 481/09, the shareholders whose distant voting ballots were considered valid by the Company and the shareholders who registered their attendance in the remote attendance electronic system provided by the Company. The voting manifestation and abstention statements were presented, authenticated by the board and filed at the head office. The votes cast via Distance Voting Ballots, pursuant to ICVM No. 481/09, were filed with the Company. The list of attending shareholders is attached hereto in the form of Exhibit B.

Salvador, 28 December 2020.

Board:

Pablo Francisco Gimenez Machado Chairman	Iva Maria Souza Bueno Secretary

EXHIBIT A

Merger Agreement

EXHIBIT B

List of Shareholders

Attorneys-in-fact:

Anderson Koch

Representative of Amundi Funds; Amundi Index Solutions; Best Investment Corporation; Global Multi-factor Equity Fund; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Dunamis Master Fundo de Investimento em Ações; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hedge Multimercado FI; Itaú Hedge Plus Multimercado FD Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Phoenix Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Lcl Actions Emergents; Long Bias FIA; Moneda Latin American Equities Fund (delaware LP; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; the Bank of New York ADR Department; e WM Ibovespa Plus Fundo de Invest em Ações

Tobias Fassio

Representative of Ascese Fundo de Investimento em Ações; Dybra FIA; Dyc Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; Dynamo Cougar FIA; Sao Fernando IV FIA; e Tnad Fundo de Investimentos em Ações

Maria Cristina Monoli Cescon

Representative of Alden Fundo de Investimento em Ações; Fundacao Filantropica Arymax; e Suzano Holding S A

Individual

Sergio Feijão Filho

Bookeeping

Representative of 1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Advanced Series Trust-ast F. I. Amr Q. Portfolio; Alaska Common Trust Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Heart Association, Inc.; Arero - Der Weltfonds -nachhaltig; Arizona Psprs Trust; Arrow. Cap. IR. Ltd Faobo Arr. GL. EQ. Ccf, Asfota Ccf; Arrowstreet (canada) Global All-country Alpha Ext Fund I; Arrowstreet Acwi Alpha Extension Fund III (cayman); Arrowstreet Acwi Alpha Extension Fund V (cayman) L; Arrowstreet Collective Investment Trust; Arrowstreet Emerging Market Alpha Extension Trust; Arrowstreet Emk Alpha Extension Fund L.P.; Arrowstreet US Group Trust; Ascension Alpha Fund, LLC; Ataulfo LLC; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barra Fundo de Investimento em Ações; Bellsouth Corporation Rfa Veba Trust; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Dynamic High Income Portfolio of Blackrock F II; Blackrock Emerging Markets Fund, Inc.; Blackrock Global Funds; Blackrock Global Funds World Agriculture; Blackrock Global Index Funds; Blackrock Institutional Equity Funds- Emerging Markets; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Multi-asset Income Portfolio of Blackrock Funds II; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Cbis Global Funds Plc; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clarivest Emerging Markets Socially Responsible Fund LLC; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colorado Public Employees Ret. Association; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth of Pennsylv.Pub.School Emp Ret S; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cornerstone Advisors Global Public Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.;

Danske Invest Sicav; DB Advisors Emerging Markets Equities - Passive; Delaware Pooled Trust - Macquarie e. M. P.; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Markets (2010) Pooled Fund Trust; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws I. Gmbh for Deam-fonds Kg-pensionen; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Emerging Markets Opportunities LR Fund; Employees Ret System of the State of Hawaii; Employees Retirement System of Georgia; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; F A S Viii: Fidelity Adv Emerging Markets Fun; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Emerging Markets All Cap Fund, LP; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Advisor Series Viii: Fidelity AD Glob EQ I Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Dividend Investment Trust; Fidelity Group Trust for Employee Benefit Plans: F O C Pool; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Inv. T. Fid. Emrg. Markets Fnd; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Flex International Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Global EQ Income Fund; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Securities Fund: Fidelity Otc K6 Portfoli; Fidelity Securities Fund: Fidelity Otc Portfolio; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Latin America Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Pension and Social Security Authority; Gmam Group Pension Trust III; Gmam Investment Funds Trust; Gmo Emerging Domestic O e Fund, A Sub Fund of Gmo Fund Plc; Gmo Emerging Domestic Opportunities Fund, A Series of Gmo TR; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited;

Hand Composite Employee Benefit Trust; HC Capital Trust the Emerging Markets Portfolio; Highland Collective Investment Trust; Highland Public Inflation Hedges Fund; Houston Municipal Employees Pension System; Hpe Common Contractual Fund; Hsbc Emerging Markets Pooled Fund; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Latin American Fund (uk); Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Strategic Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Janus Henderson Capital Funds Plc; Jnl/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Diversidied Fund; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; K Investments SH Limited; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Globale Aktier Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kraneshares Msci Emerging Markets EX China Index e; Laborers and Retirement Board Employees Annuity Benefit; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Lacm Global Equity Fund L.P.; Laerernes Pension Forsikringsaktieselskab; Lazard Asset Management LLC; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações Master Fundo de Investimento de Ações; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal and General Assurance Pensions Mng Ltd; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legg Mason Global Funds Plc; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Lgps Central Global Equity Active Multi Manager FU; Liontrust Investment Funds I - Liontrust Latin America Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Managed Pension Funds Limited; Manulife Global Fund; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Mdpim Emerging Markets Equity Pool; Memorial Sloan Kettering Cancer Center; Mercer International Equity Fund; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Merrill Lynch Investment Managers Limited; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Investment Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio;

Middletown Works Hourly and Salaried Union Retiree; Mineworkers Pension Scheme; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Mirae Asset Emerging Markets Great Consumer Vit FU; Mirae Asset Global Discovery Fund; Missouri Education Pension Trust; Mobius Life Limited; Momentum Investment Funds Sicav-sif; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Focused Emerging Markets Equity Fund; Mondrian Master Collective Investment Trust; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multi-manager Icvc Multi-manager Intl EQ FD; Multipartner Sicav; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; Navarro 1 Fund LLC; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Nurses Association P P; New York State Teachers Retirement System; New Zealand Superannuation Fund; Nfs Limited; NN (l); NN Paraplufonds 1 N.V; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Pool; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Pension Board; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Panagora Diversified Risk Multi-asset Fund, Ltd; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pensioenfonds Werk EN (re)intergratie; People S Bank of China; Pepsico Inc. Master Retirement Trust; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pioneer Emerging Markets Equity Fund; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Principal Funds, Inc - Diversified Real Asset Fund; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Rbc O Shaughnessy Global Equity Fund; Rockfeller Brothers Fund; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; School Employees Retirement System of Ohio; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Southern Company System Master Retirement; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF;

Spdr SP Emerging Markets Fund; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST LT Dep Scottish Widows Trks Emg Mkt Fun; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Ind Public Empl Ret Fund; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of New Mexico State Inv. Council; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street R. F. e. M. I. Non-lending Common T. Fund; Stiching Pensioenfonds Voor Huisartsen; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of Regents of the University of Texas System; the Board of the Pension Protection Fund; the Boeing Company Employee Retirement Plans Master Trust; the Commonwealth Fund; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Shell Contributory Pension Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the Young Men S Christian Ass Ret Fund; Thomas White Emerging Markets Fund, LLC; Thomas White World Fund; Threadneedle Investment Funds Icvc; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Thrivent Core Emerging Markets Equity Fund; Thrivent International Allocation Fund; Thrivent International Allocation Portfolio; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Transamerica Jpmorgan Tactical Allocation VP; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Uaw Retiree Medical Benefits Trust; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vaneck Vectors Natural Resources ETF; Vaneck Vectors Natural Resources Ucits ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Versus Capital Real Assets Fund LLC; Victorian Funds Man C A T F V e M T; Voya Emerging Markets Index Portfolio; VY T. Rowe Price International Stock Portfolio; Washington State Investment Board; Wellington Diversified Inflation Hedges Fund; Wellington Trust Company N.A.; Wellington Trust Company, National Association Mul; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; WM Pool - Equities Trust no. 75; Xtrackers; e Xtrackers (ie) Public Limited Company

Distance Voting Ballot delivered to the Company

Daniel Feffer; David Feffer; Equitas Master Selection FIA; Equitas Prev Master FIA; Equitas Previdência Fundo de Investimento Multimercado; Equitas Selection Institucional II Fundo de Investimento de; Equitas Selecton Institucional Master FI de Ações; Genipabu Fundo de Investimento em Ações; Jorge Feffer; Lux FIA; Polpar S A; Ruben Feffer; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Trigono 70 Previdência Fundo de Investimento Multimercado; e Trigono Icatu 100 Fundo de Investimento em Ações Previdência